As Filed with the Securities and Exchange Commission on December 16, 2004.
                                                          Registration No.  333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                                ADIDAS-SALOMON AG
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                         The Federal Republic of Germany
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                           Faith D. Grossnickle, Esq.
                             Shearman & Sterling LLP
                               599 Lexington Ave.
                               New York, NY 10022
                            Telephone (212) 848-4000
         It is proposed that this filing become effective under Rule 466

                           |_| immediately upon filing

                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                            Proposed maximum     Proposed maximum    Amount of
              Title of each class of                         Amount         Aggregate price         aggregate      registration
           Securities to be registered                  to be registered      per unit (1)      offering price (1)      fee
-------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           20,000,000              $.05             $1,000,000       $126.70
Depositary Receipts, each American Depositary Share         American
evidencing one-half of one (1/2) bearer share of           Depositary
adidas-Salomon AG.                                           Shares
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt, upper right corner
                  represented by one unit of American
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (4), (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraphs (13), (14) and (15)

         (vi)     The deposit or sale of securities         Paragraphs (12), (15)  and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (9), (13), (14), (18) and (21)
                  Depositary

(3)      Fees and Charges                                   Paragraphs (7) and (8)

Item 2.  Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that adidas-Salomon AG furnishes the     Paragraph (11)
         Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among adidas-Salomon AG (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of _________________, 2004, among adidas-Salomon AG, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 16, 2004.

                                              By: THE BANK OF NEW YORK,
                                                     as Depositary

                                              By: \s\ David S. Stueber
                                                  ------------------------------
                                                  Name:  David S. Stueber
                                                  Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, adidas-Salomon AG has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Federal Republic of Germany on December 16, 2004.

                                                  ADIDAS-SALOMON AG

                                              By: \s\ Herbert Hainer
                                                  ------------------------------
                                                  Name:  Herbert Hainer
                                                  Title: Chief Executive Officer

                                              By: \s\ Robin J. Stalker
                                                  ------------------------------
                                                  Name:  Robin J. Stalker
                                                  Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Paul Ehrlich, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 16, 2004.

Name                            Title
----                            -----

\s\ Herbert Hainer              Chief Executive Officer; Chairman of
---------------------------     the Executive Board (Principal
Herbert Hainer                  Executive Officer)

\s\ Glenn Bennett               Member of the Executive Board Responsible
---------------------------     for Global Operations
Glenn Bennett

\s\ Michel Perraudin            Member of the Executive Board Responsible
---------------------------     for Global Human Resources, Key Projects
Michel Perraudin                and Corporate Services

\s\ Robin J. Stalker            Chief Financial Officer; Member of
---------------------------     the Executive Board Responsible
Robin J. Stalker                for Finance (Principal Financial
                                and Accounting Officer)

\s\ Erich Stamminger            Member of the Executive Board Responsible
---------------------------     for Global Marketing, President & CEO
Erich Stamminger                of adidas America Inc.

\s\ Erich Stamminger            Authorized Representative in the
---------------------------     United States
Erich Stamminger

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.